Exhibit 21.1

LIST OF SUBSIDIARIES OF JET.AI INC.

Subsidiary	Jurisdiction of Incorporation
Summerlin Aviation LLC	Delaware
Galilee LLC	Delaware
Jet Token Software Inc. f/k/a Jet Token Management Inc.	Delaware
Jet Token Management Inc.	California
Galilee 1 SPV LLC	Delaware
Cloudrise Ltd. (f/k/a Jet Token Software Ltd.)	Israel
380 Software LLC	Nevada* 50/50 joint venture between Jet Token Management Inc. and Great Western Air LLC dba Cirrus Aviation Services